September 27, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

        Pam Howell

Re:	dMY Squared Technology Group, Inc.

Registration Statement on Form S-1

File No. 333-267381

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of dMY Squared Technology Group, Inc., a Massachusetts corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-267381) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Eastern Time, on September 29, 2022, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirm that they are aware of their obligations under the Securities Act.

The undersigned, as the Underwriter, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

Very truly yours,

Needham & Company, LLC

By:	/s/ Julie Harbey
Name: Julie Harbey
Title: Managing Director

Address:

c/o Needham & Company, LLC 250 Park Avenue
New York, New York 10177

[Signature Page to Acceleration Request Letter]